June 6, 2019

Tracy D. Jackson
Chief Financial Officer
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479

       Re: CVR Energy, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2018
           Filed February 21, 2019
           Form 10-Q for the Fiscal Quarter ended March 31, 2019
           Filed April 25, 2019
           File No. 001-33492

Dear Ms. Jackson:

       We have reviewed your filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter ended March 31, 2019

Financial Statements
Note 8 - Shareholders' Equity, page 16

1. We note that you present a tabulation showing changes in Total CVR Stockholders'
      Equity and Noncontrolling Interest for the interim periods. Please address the requirement to present an analysis of the changes in each caption of stockholders' equity, in the form of a reconciliation, pursuant to Rule 10-01(a)(7) and Rule 3-04 of Regulation S-X.
 Tracy D. Jackson
CVR Energy, Inc.
June 6, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller,
Branch Chief at (202) 551-3686 if you have questions regarding the comment.



                                                          Sincerely,
FirstName LastNameTracy D. Jackson
                                                          Division of
Corporation Finance
Comapany NameCVR Energy, Inc.
                                                          Office of Natural
Resources
June 6, 2019 Page 2
cc:       Matthew W. Bley
FirstName LastName